SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                CAPITAL DOME, INC
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                 Not yet issued
                                 (CUSIP Number)


                              Plexus-Plastic Corp.
                               2005 East 7th Place
                              Tulsa, Oklahoma 74104
                                       and
                             Roger V. Davidson, Esq.
                     Ballard, Spahr, Andrews & Ingersoll LLP
                          1225 17th Street, Suite 2300
                             Denver, Colorado 80202
                                 (303) 292-2400
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                               and Communications)

                               September 16, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1)   Names of Reporting Persons; I.R.S. Id. Nos. of Reporting Persons (entities only)

     Plexus-Plastic Corp. ("Plexus")

2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [ ]
     (b)  [ ]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions) WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

(6)  Citizenship or Place of Organization
     Nevada

                    (7)  Sole Voting Power: 800,000
 Number of Shares
   Beneficially     (8)  Shared Voting Power: 0
  Owned by Each
 Reporting Person   (9)  Sole Disposition Power: 800,000
      With:
                    (10) Shared Disposition Power: 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     800,000

(12) Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]

(13) Percent of Class Represented by Amount in Row (11)
     65.0%

(14) Type of Reporting Person (See Instructions)

     CO

Item 1. Security and Issuer.

     Common Stock, no par value (the "Common Stock"), of Capital Dome, Inc., a Colorado corporation ("Capital"). The address of the principal executive offices of Capital was changed from 7899 West Frost Drive, Littleton, Colorado 80128, to 2005 East 7th Place, Tulsa, Oklahoma 74104.

Item 2. Identity and Background.

     Plexus-Plastic Corp., an Oklahoma corporation
     Principal business and office address: 2005 East 7th Place, Tulsa, Oklahoma 74104
     Principal business: plastic recycler that provides raw materials for plastic manufacturing.

     During the last five years Plexus has not been convicted in a criminal proceeding or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Wayne Ford
     Business Address: 2005 East 7th Place, Tulsa, Oklahoma 74104
     Present principal occupation or employment: Director, President and co-owner of Plexus
     Citizenship: USA

     During the last five years Mr. Ford has not been convicted in a criminal proceeding or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Brandon Tipton
     Business Address: 2005 East 7th Place, Tulsa, Oklahoma 74104
     Present principal occupation or employment: Director, Vice President and co-owner of Plexus
     Citizenship: USA

     During the last five years Mr. Tipton has not been convicted in a criminal proceeding or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Samuel Thomas Slavens
     Business Address: 2005 East 7th Place, Tulsa, Oklahoma 74104
     Present principal occupation or employment: Director of Plexus and President of Inland Island International, Inc.
     Citizenship: USA

     During the last five years Mr. Slavens has not been convicted in a criminal proceeding or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The securities purchased by Plexus have been paid for in cash in the aggregate amount of $40,000 from Plexus's working capital.

Item 4. Purpose of Transaction.

     On September 10, 2002, Corporate Management Services, Inc., Plexus and Capital entered into an Agreement for the Purchase of Common Stock pursuant to which Corporate Management Services, Inc. sold 800,000 shares of the Common Stock to Plexus for $40,000 on September 16, 2002.

     Plexus acquired the shares of the Common Stock in order to acquire control of Capital and to change Capital from an inactive company to a company active in plastics recycling.

     (a) It is not anticipated that any additional Capital securities will be acquired by Plexus or that any Capital securities will be disposed of by Plexus, except as described below.

     (b) Plexus intends to cause Capital to engage in a share exchange whereby Capital will acquire all of the outstanding shares of Plexus in exchange for shares of Capital and thereafter the Capital shares owned by Plexus will be canceled. Plexus will become a wholly-owned subsidiary of Capital and Capital will probably change its name.

     (c)  None.

     (d) Concurrent with the closing, all of the officers and directors of Capital resigned. Mr. Ford, Mr. Tipton and Mr. Slavens were appointed to Capital's Board of Directors.

     (e)  None.

     (f)  None (except as described above).

     (g)  None.

     (h)  None.

     (i)  None.

     (j) Shortly after the closing, the company's principal executive offices were moved to Oklahoma.

Item 5. Interest in Securities of the Issuer.

     (a) Plexus beneficially owns 800,000 shares of Common Stock, which represents approximately 65.0% of the issued and outstanding shares of Common Stock.

     (b) Plexus has sole power to vote or direct the vote and to dispose or direct the disposition of 800,000 shares of Common Stock.

     (c) Other than as set forth herein, there have been no transactions in Common Stock effected by Plexus during the past 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Plexus.

     (e)  Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Plexus is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the issuer, including but not limited to agreements to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

     10.1 Agreement for the Purchase of Common Stock dated September 10, 2002 by and between Corporate Management Services, Inc., Capital and Plexus (incorporated by reference herein to Exhibit 10.1 of the Form 8-K filed September 19, 2002, Commission file #000-33245).


                                   Signatures

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

September 23, 2002


     Plexus-Plastic Corp.

     /s/ Wayne Ford
     --------------
     Wayne Ford, President